UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) May 7, 2018

INTERNATIONAL FLAVORS & FRAGRANCES INC.

(Exact Name of Registrant as Specified in Charter)

New York	1-4858	13-1432060
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

521 West 57th Street, New York, New York	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 765-5500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On May 7, 2018, International Flavors & Fragrances Inc. (“IFF” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Frutarom Industries Ltd., a company organized under the laws of the State of Israel (“Frutarom”), and Icon Newco Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of IFF (“Merger Sub”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of specified conditions, Merger Sub will merge with and into Frutarom (the “Merger”), with Frutarom continuing as the surviving company in the Merger and a wholly owned subsidiary of IFF.

At the effective time of the Merger (the “Effective Time”), each ordinary share, par value NIS 1.00 per share, of Frutarom (the “Frutarom Ordinary Shares”) issued and outstanding immediately prior to the Effective Time (other than Frutarom Ordinary Shares held by Frutarom as treasury stock (dormant shares) or held directly or indirectly by IFF, Merger Sub or any wholly owned subsidiary of Frutarom) will be converted into the right to receive (i) $71.19 in cash (the “Cash Consideration”) and (ii) 0.2490 of a validly issued, fully paid and nonassesable share of common stock, par value $0.125 per share, of IFF (“IFF Common Stock”), with cash in lieu of fractional shares of IFF Common Stock otherwise issuable (such shares of IFF Common Stock and any such cash in lieu of fractional shares, together with the Cash Consideration, the “Merger Consideration”), in each case without interest and subject to applicable tax withholding.

As of the Effective Time, each Frutarom option and Frutarom restricted stock award that is outstanding and vested as of immediately prior to the Effective Time, will be canceled in exchange for the right to receive the Merger Consideration in respect of each net share subject to such vested option or award, less applicable tax withholding. For this purpose, “net share” means, with respect to an option or award, the quotient of (i) the product of (A) the excess, if any, of the value of the Merger Consideration (calculated as specified in the Merger Agreement) over the exercise price or purchase price per Frutarom Ordinary Share (as applicable) subject to such option or award, multiplied by (B) the number of Frutarom Ordinary Shares subject to such option or award, divided by (ii) the value of the Merger Consideration.

As of the Effective Time, each Frutarom option and each Frutarom restricted stock award that is outstanding and unvested as of immediately prior to the Effective Time will be canceled and converted into the right of the applicable holder to receive, on the applicable vesting date that applies to such unvested option or award, subject to the holder’s continued employment with Frutarom or an affiliate through such date, a cash payment in U.S. dollars equal to the product of (i) the total number of Frutarom Ordinary Shares subject to such option or restricted stock award multiplied by (ii) the excess, if any, of the value of the Merger Consideration over the exercise price or purchase price per Frutarom Ordinary Share (as applicable) subject to such unvested equity award, less applicable tax withholding.

The Merger Agreement provides for the Frutarom board of directors to declare a special dividend, on a per share basis, equal to 0.249 of the per share value of IFF dividends with a record date after the date of the Merger Agreement and prior to the closing.

Consummation of the Merger is subject to customary closing conditions, including, among others: (i) the receipt of the approval of the Merger by the holders of a majority of the Frutarom Ordinary Shares voting at a meeting of the shareholders of Frutarom (the “Shareholder Approval”), (ii) the passage of certain statutory waiting periods following the filing of the merger proposal with the Registrar of Companies of the State of Israel and the receipt of the Shareholder Approval, (iii) the approval for listing of the shares of IFF Common Stock forming part of the Merger Consideration on the New York Stock Exchange, (iv) the effectiveness of a registration statement on Form S-4 with respect to such IFF Common Stock, (v) expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (vi) receipt of applicable authorizations or consents required in connection with certain applicable foreign antitrust laws and (vii) the absence of any order issued by any governmental authority of competent jurisdiction that has the effect of enjoining or otherwise prohibiting the consummation of the Merger. The completion of the Merger is not subject to the approval of IFF shareholders or the receipt of financing by IFF.

The Merger Agreement contains customary representations and warranties of each party for a transaction of this type. The Merger Agreement also contains customary covenants, including, among others, covenants (i) providing for each of IFF and Frutarom and their respective subsidiaries to conduct its business in the ordinary course consistent with past practice and not to take certain actions without the other’s consent and (ii) for each of the parties to use reasonable best efforts to cause the transactions contemplated by the Merger Agreement to be consummated. Additionally, the Merger Agreement provides for customary pre-closing covenants of Frutarom, including covenants not to solicit proposals for alternative transactions or, subject to certain exceptions, enter into discussions concerning, or provide information in connection with, alternative transactions, covenants to call and hold a meeting of Frutarom shareholders to approve the Merger and the other transactions contemplated by the Merger Agreement and a covenant to recommend that Frutarom’s shareholders approve the Merger and the other transactions contemplated by the Merger Agreement, in each case subject to certain exceptions.

The Merger Agreement also contains certain termination rights for IFF and Frutarom (including if the Merger is not consummated by February 7, 2019, which may be extended by either party to May 7, 2019 if conditions relating to antitrust approvals have not then been satisfied) and provides that upon termination of the Merger Agreement under specified circumstances, Frutarom will be required to pay IFF a termination fee of $191 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about IFF, Frutarom or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to such agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in IFF’s public disclosures.

Voting Agreement

In connection with the Merger Agreement, IFF entered into a Voting Agreement, dated May 7, 2018 (the “Voting Agreement”), with certain affiliates of ICC Industries Inc. (the “Shareholders”), pursuant to which each Shareholder has agreed, among other things, to: (i) vote its beneficially owned Frutarom Ordinary Shares (a) in favor of the Merger and the other transactions contemplated by the Merger Agreement, (b) in favor of any proposal to adjourn or postpone a meeting of Frutarom shareholders in the event there are not sufficient votes for approval of any such matters, (c) against any third party acquisition proposals and (d) against any action, proposal, transaction or agreement that would reasonably be likely to prevent, impede or delay Frutarom or IFF’s ability to consummate the transactions contemplated by the Merger Agreement, including the Merger; and (ii) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The Voting Agreement will terminate upon the earliest to occur of (A) the consummation of the Merger, (B) the termination of the Merger Agreement pursuant to and in compliance with its terms, (C) a change of recommendation of the Frutarom board of directors in accordance with the Merger Agreement or (D) the parties’ mutual written agreement to terminate the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement attached hereto as Exhibit 10.1, and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

Financing of the Merger

IFF expects to finance the transaction with a combination of new debt, cash on hand and approximately $2.2 billion in equity.

In connection with IFF’s entry into the Merger Agreement, IFF has entered into a commitment letter, dated May 7, 2018 (the “Commitment Letter”), with Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”), pursuant to which and subject to the terms and conditions set forth therein, Morgan Stanley has agreed to provide a 364-day bridge loan facility (the “Bridge Facility”) of up to $5.45 billion in the aggregate for the purpose of providing the financing necessary to fund the consideration to be paid pursuant to the terms of the Merger Agreement, the refinancing of certain outstanding indebtedness of IFF, Frutarom and/or their respective subsidiaries in connection with the Merger and to pay related fees and expenses. Commitments under the Bridge Facility will be reduced in equivalent amounts upon any issuance by IFF of equity or notes in a public offering or private placement and/or the incurrence of term loans and upon other specified events prior to the consummation of the transaction and loans under the Bridge Facility will be prepaid in equivalent amounts upon the issuance by IFF of equity or notes in a public offering or private placement and/or the incurrence of term loans and upon other specified events, in each case subject to certain exceptions set forth in the Commitment Letter. The funding of the Bridge Facility is contingent on the satisfaction of certain customary conditions set forth in the Commitment Letter, including, among others, (i) the execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms sets forth in the Commitment Letter and (ii) the consummation of the transaction in accordance with the Merger Agreement.

The information in this Item 7.01 (i) is furnished pursuant to Item 7.01 and shall not be deemed “filed” for any purpose; and (ii) shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, regardless of any general incorporation language in such filing.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s or Frutarom’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s or Frutarom’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting management’s best judgment based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF and Frutarom are unable to predict or control, that may cause IFF’s or Frutarom’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”) and Frutarom’s filings with the Israeli Securities Authority.

Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the inability to obtain the requisite Frutarom shareholder approval of the transaction, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition.

In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Other factors that may affect Frutarom’s plans, results or stock price are set forth in Frutarom’s filings with the Israeli Securities Authority.

Many of these factors are beyond IFF’s and Frutarom’s control and IFF and Frutarom caution investors that any forward-looking statements made by IFF or Frutarom are not guarantees of future performance. IFF and Frutarom disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. IFF will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Frutarom that also constitutes a prospectus of IFF. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated May 7, 2018, by and among International Flavors & Fragrances, Inc., Frutarom Industries Ltd. and Icon Newco Ltd.*

10.1	Voting Agreement.

*	Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
Date: May 9, 2018	By:	/s/ Richard A. O’Leary
Name: Richard A. O’Leary
Title: Executive Vice President and Chief Financial Officer